UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No 2)*

                       Great Wall Acquisition Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    39136T101
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39136T101

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

            Jack Silver
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) |_|
            (b) |X|
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3.   SEC Use Only

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4.    Citizenship or Place of Organization
            United States citizen
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                        5.    Sole Voting Power               300,000
  Number of             --------------------------------------------------------
   Shares               6.    Shared Voting Power             0
Beneficially            --------------------------------------------------------
  Owned by              7.    Sole Dispositive Power          300,000
Each Reporting          --------------------------------------------------------
 Person With:           8.    Shared Dispositive Power        0
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            300,000
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions) |_|

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11.   Percent of Class Represented by Amount in Row (9)
            5.4%
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12.   Type of Reporting Person (See Instructions)
            IN
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Note: This report is being filed by the reporting person to correct an error in the 13G/A filed on February 13, 2006. The filing on February 13, 2006 incorrectly reported that Mr. Silver beneficial owned of 250,000 shares of Common Stock and that he has ceased to be the beneficial owner of more than five percent of Common Stock.

CUSIP No. 39136T101

Item 1.

      (a)   Name of Issuer:

                  Great Wall Acquisition Corporation

      (b)   Address of Issuer's Principal Executive Offices:

                  660 Madison Avenue
                  15th Floor
                  New York, NY 10021

Item 2.

      (a)   Name of Person Filing:

                  Jack Silver

      (b)   Address of Principal Business Office or, if none, Residence:

                  SIAR Capital LLC
                  660 Madison Avenue
                  New York, NY 10021

      (c)   Citizenship:

                  United States

      (d)   Title of Class of Securities:

                  Common Stock

      (e)   CUSIP Number:

                  39136T101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   [ ]   Broker or Dealer registered under Section 15 of the Act

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act

(c)   [ ]   Insurance Company as defined in section 3(a)(19) of the Act

(d)   [ ]   Investment Company registered under section 8 of the Investment
            Company Act

CUSIP No. 39136T101

(e)   [ ]   Investment Adviser registered under section 203 of the Investment
            Advisers Act of 1940

(f)   [ ]   Employee Benefit Plan or endowment Fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   [ ]   Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)   [ ]   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;

(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) - (c)

            Jack Silver beneficially owns 300,000 shares of Common Stock of Great Wall Acquisition Corporation (the "Company") representing 5.4% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by Mr. Silver include (i) 250,000 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan ("Sherleigh"), a trust of which Mr. Silver is the trustee, and (ii) 50,000 shares of Common Stock held by Sherleigh which shares are being held in escrow pursuant to an escrow agreement among Mr. Silver, the Company and certain other shareholders.

            Mr. Silver has the sole voting and dispositive power with respect to all 300,000 shares of Common Stock beneficially owned by him, except Mr. Silver has agreed (i) to not sale, transfer or otherwise dispose of the escrowed shares until March 2007, (ii) in the event the Company solicits approval of its stockholders of an acquisition by merger, capital stock exchange, asset or stock acquisition, reorganization or otherwise (a "Business Combination"), to vote the escrowed shares in accordance with the majority of the votes cast by the holders of the shares issued in the Company's initial public offering, (iii) in the event the Company fails to consummate a Business Combination with 18 months (or 24 months under certain circumstances), to vote all the escrowed shares in favor of the Company's decision to liquidate, and (iv) in connection with the Company's proposed amendment to its certificate of incorporation as described in the Preliminary Proxy Statement on Schedule 14A filed on February 14, 2006, to vote all the shares in accordance with majority of the votes cast by the holders of the shares issued in the Company's initial public offering.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP No. 39136T101

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 27, 2006
                                            ------------------------------------
                                            Date

                                            /s/ Jack Silver
                                            ------------------------------------
                                            Signature

                                            Jack Silver
                                            ------------------------------------
                                            Name/Title